VIA EDGAR CORRESPONDENCE

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

July 6, 2016

Dear Ms. Marrone,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)
Form 20-F for the Fiscal Year Ended December 31, 2015 (“Form 20F”)
Filed April 12, 2016
File No. 001-33178

We are responding to the Staff’s letter of June 7, 2016 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Commission on April 12, 2016. For the Staff’s convenience, we have set forth the Staff’s comment immediately preceding the response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20F.

1.	Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(h) Property and Equipment, Net, page F-15

We note that effective October 1, 2015, you extended the useful lives for certain building assets to 40 years from 25 years to reflect the estimated period during which the buildings are expected to remain in service. Please address the following:

a.	For the extended useful lives of certain buildings at your Macau-based properties, tell us what factors changed supporting your conclusion that a 40-year useful life was more appropriate. In your response, address whether such extension from a 25-year useful life was a change in accounting estimate or the correction of an error in your previously issued financial statements. Refer to ASC 250-10-45.

The Company notes the Staff’s comment and clarifies that the extension of the useful lives of certain building assets at our Macau-based properties from a 25-year useful life to a 40-year useful life was a change in accounting estimate due to a reassessment of the useful lives of the building assets and the related land use rights in accordance with the Company’s accounting policies as set forth below.

Accounting policies

Property and equipment are depreciated on a straight-line basis over the asset’s estimated useful life. The land use rights are treated as other long-term assets in our balance sheet and are amortized over their estimated useful lives.

We estimate the useful lives of our long lived assets based on factors including (1) the nature of the assets, (2) our operating plans and anticipated use, (3) their relationship to other assets, and (4) other economic and legal factors that impose limits on the use of these assets.

We periodically review the useful lives of our property and equipment and land use rights when there are changes in events or circumstances that impact the estimated useful lives of these assets.

Original accounting estimates

Certain of the Company’s subsidiaries have entered into land concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties are located. Each land concession contract has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. Under the applicable legislation in Macau currently in effect, the renewal of the land concession contracts is contingent upon meeting certain construction requirements as specified in the respective land concession contracts and completion of administrative procedures (including definitive registration of the land concession); under currently applicable Macau laws, once these requirements are met, the land concession contracts are automatically renewed for consecutive 10-year periods.

The original estimated useful lives of all of our land use rights and the building assets for Altira Macau and City of Dreams properties were limited to the initial terms of the land concession contracts of 25 years because the uncertainty of renewing these contracts imposed potential limits on the Company’s use of these assets. At the time the land concession contracts for Altira Macau, City of Dreams and Studio City were obtained, the renewal of the land concession contracts was uncertain as the Company was in its early stages of development and had not yet finalized its construction plans or financing for certain of the construction obligations set forth in the land concession contracts. Notwithstanding this limitation, the economic lives of the core building assets (e.g. structure, piling, facades) were determined to be in excess of 25 years at the time the Altira Macau and City of Dreams properties were placed in service in 2007 and 2009, respectively.

Reassessment of accounting useful lives of the land use rights and building assets

In October 2015, we received the authorization to operate 250 gaming tables at Studio City, which provided us with the ability to commence our planned operations at the property. Additionally, the remaining construction obligations at City of Dreams reached certain milestones, which provided us with the expectation the construction plans would be completed which would allow us to renew our land concession contract beyond the original 25 year term. Altira Macau also entered the final stage of the administrative procedures required under the land concession contract and currently applicable legislation. Management believed these new facts and circumstances required a reassessment of the useful lives of the core building assets and land use rights for each of our property. The following factors were considered in our reassessment of the estimated useful lives of these assets:

(1)	Nature of the assets

We obtained engineering estimates from internal and external construction advisors. The general condition of the core building assets was reviewed and determined to be in good condition. The engineering estimates for the core building assets (e.g. structure, piling, facades) supported the estimated useful lives assigned to the building assets of 40 years from the time the properties were placed in service.

(2)	Our operating plans and anticipated use

We reviewed the Company’s plans for its properties and noted the 40-year lives represent the estimated periods for which the Company expects to receive benefits from the properties. We noted the stage of development in Macau was more mature and supported by the overall economic environment.

(3)	Relationship to other assets

We considered the use of the land and buildings was interrelated and determined that the amortization terms of the land use rights should be aligned with the depreciation terms of the core building assets.

(4)	Other economic and legal factors that impose limits on the use

Ability to renew the land concession contracts

We determined the renewal of the land concession contracts for Altira Macau, City of Dreams and Studio City could be reasonably expected based on the stage of the remaining development required under each land concession contract and our ability to complete the registration procedures required under the land concession contracts, as discussed above. Additionally, all remaining construction requirements and administrative registration procedures should be within control of the Company. After considering these factors, we no longer believed that the useful lives of the core building assets or land use rights should be limited to the initial term of the land concession contracts of 25 years.

Other economic, legal or contractual limits

We also determined there were no other economic, legal or contractual provisions that would limit the estimated useful lives assigned to our building assets or land use rights.

Conclusions - revised and new useful lives of the building assets and land use rights

After considering the factors above, management determined that the useful lives of the core building assets of Altira Macau and City of Dreams should be extended from 25 years to 40 years from 2007 and 2009, respectively when these assets were placed in service. Additionally, management determined that the useful lives of the Studio City building assets should be 40 years from October 2015 when those assets were placed in service. Management believed these lives represented reasonable periods during which the buildings were expected to remain in service and generate economic benefit to the Company. The following illustrates the changes to the estimated useful lives in the building assets:

Core Building Assets	Original Depreciation Ending Date	Extended/New Depreciation Ending Date
Altira Macau	March 2031	April 2047
City of Dreams	August 2033	May 2049
Studio City	N/A	October 2055

Concurrent with the extension of the useful lives of the core building assets, we also extended the useful lives of our land use rights. In determining the appropriate lives for the land use rights, management considered that the use of the land and buildings was interrelated and determined that the depreciation terms of the core building assets should be aligned with the amortization terms of the land use rights. Specifically, our land was granted by the Macau government on the condition that we complete the planned developments for each of our properties as specified in the land concession contracts. The land concession contracts do not contain provisions that allow us to use the land for alternative purposes. As such, management extended the amortization lives of the land use rights to coincide with the estimated useful lives of the buildings as follows:

Land Use Rights	Original Amortization Ending Date	Extended Amortization Ending Date
Altira Macau	March 2031	April 2047
City of Dreams	August 2033	May 2049
Studio City	October 2026	October 2055

Analysis of the change in accounting estimates

The extension of useful lives of the core building assets and land use rights described above represented a change in accounting estimates rather than the correction of an error as referenced in ASC 250-10-45. The new depreciation and amortization lives adopted were in recognition of a change in the estimated future benefits of these assets resulting from new information available to the Company, including information about the likelihood of the land use right renewals, external and internal engineering estimates and the Company’s plans and overall economic environment. The extension of useful lives did not represent an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared as outlined in ASC 250-10-45.

b.	Given your building assets are located on land granted by the Macau government for a period of 25 years and renewable for further consecutive periods of 10 years subject to applicable legislation, tell us how you determined the useful lives of the buildings would exceed the life of the land lease agreements entered with the Macau government. In your response, address your ability to renew the leases considering such leases are subject to applicable legislation in Macau.

We note the Staff’s comments and clarify that the 40-year estimated useful lives of the building assets for Altira Macau, City of Dreams and Studio City were determined assuming the land concession contracts were reasonably expected to be renewed. The Company’s ability to renew the land concession contracts is described in the response to Question 1a under the subheading “Other economic and legal factors that impose limits on the use”. We would like to clarify that the estimated useful lives of the buildings do not exceed the estimated useful lives of the related land concession contracts with the Macau government when considering that the contracts are reasonably expected to be renewed beyond the initial term of 25 years.

c.	Tell us the basis for the estimated useful lives for properties in the remainder of your portfolio. Specifically address the useful lives of buildings at your recently opened Studio City property, as we note you address the change in the estimated lease term for leases under land concession contracts includes your Studio City property.

Our properties include Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila. We have developed and constructed the buildings of Altira Macau, City of Dreams and Studio City on land granted under the land concession contracts. The building of City of Dreams Manila is leased from a third party and accounted for as a capital lease. The Mocha Club sites are leased from third parties and accounted for as operating leases.

We use the same methodology for determining the estimated useful lives of the building assets at Altira Macau, City of Dreams and Studio City. We estimated the useful life of the building assets of Studio City based on (1) the nature of the assets, (2) our operating plans and anticipated use, (3) their relationship to other assets, and (4) other economic and legal factors that impose limits on the use of these assets, including: our ability to renew the Studio City land concession contract. The factors we considered are described in more detail in the response to Question 1a related to “Reassessment of accounting useful lives of the land use rights and building assets”.

After considering all relevant factors, we determined the estimated useful lives of the core building assets at Studio City to be 40 years from the date the assets are placed in service.

2.	Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Land Use Rights, Net, page F-17

We note that effective October 1, 2015, similar to the extension of useful lives attributable to certain building assets, you extended the estimated term of the leases under applicable land concession contracts. Please address the following:

a.	For the extension of the estimated term of leases under land concession contracts, tell us what factors changed supporting your conclusion that a 40-year term was more appropriate. In your response, address whether such extension from a 25-year term was a change in accounting estimate or the correction of an error in your previously issued financial statements. Refer to ASC 250-10-45.

The Company notes the Staff’s comment and clarifies that change in estimated useful lives of the land use rights under the concession contracts was a change in accounting estimate instead of the correction of an error in our previously issued financial statements under ASC 250-10-45 based on the facts and analysis set out below.

Factors supporting the change in useful lives of land use rights

Previously, we limited the estimated useful lives of the land use rights for Altira Macau, City of Dreams and Studio City to the initial term of the land concession contracts of 25 years as described in the response to Question 1a in the subsection “Original accounting estimates”.

In October 2015, we reassessed the useful lives of the core building assets which were in service and land use rights for all of our Macau-based properties. In this reassessment, we considered the facts and circumstances described in our response to Question 1a in the subsection “Reassessment of accounting useful lives of the land use rights and building assets”. Among other factors, we considered that the use of the land and buildings was interrelated and determined that the depreciation terms of the core building assets should be aligned with the amortization terms of the land use rights.

As such, the estimated useful lives of the land use rights were extended to a period that coincided with the extension of the core building assets of the related property. The new estimated useful lives of our building assets and land use rights are described in our response to Question 1a under the subheading “Conclusions - revised and new useful lives of the building assets and land use rights”.

The extension of the land use rights represented a change in accounting estimates rather than the correction of an error as referenced in ASC 250-10-45 as described in more detail in our response to Question 1a “Analysis of the change in accounting estimates”.

b.	Given your land concession contracts that have been granted by the Macau government have an initial term of 25 years and are renewable for further consecutive periods of 10 years subject to applicable legislation, tell us how you determined the estimated term of the land concession contracts would exceed the life of the land concession contracts entered with the Macau government. In your response, address your ability to renew the leases considering such leases are subject to applicable legislation in Macau.

We note the Staff’s comments and clarify that the estimated useful lives of the land use rights for Altira Macau, City of Dreams and Studio City were determined assuming the land concession contracts were reasonably expected to be renewed. The Company’s ability to renew the land concession contracts is described in the response to Question 1a under the subheading “Other economic and legal factors that impose limits on the use”.

Further, the estimated useful lives of the land use rights were determined to be interrelated with the estimated useful lives of the core building assets of the related property. As such, the estimated useful lives of the land use rights were extended to a period that coincided with the extension of the core building assets of the related property. The new estimated useful lives of the land use rights are described in our response to Question 1a under the subheading “Conclusions - revised and new useful lives of the building assets and land use rights”.

Management believes the useful lives of the land use rights would not exceed the life of the land concession contracts entered with the Macau government when considering that the contracts are reasonably expected to be renewed beyond the initial term of 25 years.

Acknowledgements

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Heather Rollo at +852-2598-3603 or Edmond Choi at +852-2598-3616 or me at +852-2598-3601 if you have any further questions.

Very truly yours,

Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer